Blue Holdings, Inc.
4901 Zambrano Street
 Commerce, CA 90040

February 25, 2009

Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re.:	Registration Statements on Form S-8 Registration Nos. 333-143111 and 333-147873

Ladies and Gentlemen:

The undersigned hereby requests that the securities registered on the above-referenced registration statements be deregistered.

Registration Statement No. 333-143111 relates to 1,000,000 shares issuable pursuant to a letter agreement dated May 11, 2007 with William Adams, a consultant to Blue Holdings, Inc. (the “Company”) and registration statement No.333-147873 relates to options to purchase 625,000 shares granted to Glenn Palmer, the Company’s former director and chief executive officer, pursuant to an option agreement dated July 24, 2007. None of the securities so registered has been issued.

Very truly yours, /s/ Paul Guez Paul Guez Chairman